Filed pursuant to 424(b)(3)

SEC File No. 333-128662

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 4, 2006 and the Prospectus Supplement dated December 7, 2006. This Sticker Supplement replaces all prior Sticker Supplements to the prospectus. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have entered into initial commitments to acquire, properties we have acquired and loans we have made is presented as of December 28, 2006, and all references to property acquisitions, commitments and loans should be read in that context. Properties that we enter into initial commitments to acquire, as well as properties we acquire and loans we make after December 28, 2006, will be reported in a subsequent supplement.

RECENT DEVELOPMENTS

At December 28, 2006, we had a portfolio of 52 lifestyle properties, including interests in retail and commercial properties at seven resort villages, one merchandise mart, two waterpark resorts, two outdoor waterpark resorts, one sky lift attraction, one dealership, 20 golf courses, two ski properties and 11 family entertainment centers, and five marinas. We have made five loans, four of which are outstanding, and have committed to make one additional loan. We have also committed to acquire one additional golf course property, four additional ski properties, and the retail and commercial properties at one resort village. All of the properties in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators that we consider to be significant industry leaders.

On December 22, 2006, we acquired five marina properties for an aggregate purchase price of approximately $69.4 million from subsidiaries of Marinas International. As part of the transaction, we also made a loan for approximately $39.2 million which is collateralized by four additional marina properties. The following table sets forth the name and location of the properties that we acquired or which collateralize our loan.

Fee Simple Properties:

•	Lakefront Marina – Port Clinton, Ohio (and part leasehold)

•	Sandusky Harbor Marina – Sandusky, Ohio (and part leasehold)

Leasehold Interest Properties:

•	Beaver Creek Resort – Monticello, Kentucky

•	Burnside Marina – Monticello, Kentucky

•	Pier 121 Marina and East Hill Park – Lewisville, Texas

Loan Properties:

•	Emeryville Marina – Emeryville, California

•	Scott’s Landing Marina – Grapevine, Texas

•	Silver Lake Marina and Park – Grapevine, Texas

•	Twin Coves Marina and Park – Flower Mound, Texas

We have extended the time of closing on additional properties and one loan to allow Marinas International to obtain certain ground lease amendments, extensions and finalization of certain other due diligence matters. Pursuant to our agreement with Marinas International, closing on these additional acquisitions and loans is scheduled to occur on or before January 29, 2007. However, we are still in negotiations with Marinas International and certain governmental authorities for permit and ground lease assignments, extensions and consents. There can be no assurance that these negotiations will be successful. There can be no assurance that any or all of these

December 29, 2006	Prospectus Dated April 4, 2006

conditions will be satisfied or, if satisfied, that the additional properties will ultimately be acquired or that the loan will be made.

At closing, we have leased the interests that we acquired in the five closed properties on a long-term triple-net basis to an affiliate of Marinas International. This affiliate has operated, and will operate, the properties along with an affiliated property manager. The leases for all properties, except Burnside and Beaver Creek, have an initial term ending December 2022, with five five-year renewal options. At Burnside and Beaver Creek, the Army Corps of Engineers has conditionally approved one 10-year lease extension followed by one 15-year lease extension at both sites. The aggregate minimum annual rent for these properties is approximately $5.7 million in the initial year. Additional rent is a negotiated percentage of incremental total revenue over a threshold. All leases are cross-defaulted.

The Marinas International loan, which has been extended to four subsidiaries of Marinas International as co-borrowers, is collateralized by a first mortgage on the loan properties listed above and has a fifteen year term. The individual notes under the loan are cross-defaulted and cross collateralized. During the first three years of the loan, interest only payments will be due monthly in arrears at an interest rate of 9.0% per annum. The two principals of Marinas International have made an unlimited guarantee for certain loan obligations. The loan may be prepaid at any time after the fourth year, except for an allocated portion of the loan for two properties which may be prepaid at any time, subject to specified prepayment fees. The loan may be accelerated and become due and payable upon customary events of default.

On December 22, 2006, we acquired seven golf courses from affiliates of Premier Golf Management, Inc. (“Premier Golf”), a golf course investment and management company, for a purchase price of $58.0 million (the “Premier Properties”). Each of the Premier Properties features an 18-hole golf course and, generally, a golf range, a practice facility and a clubhouse that includes a pro shop and a restaurant. An affiliate of Premier Golf is currently the lessee and operator of our EAGL golf properties. The following table sets forth the name and location of the Premier Properties:

•	LakeRidge Country Club – Lubbock, Texas

•	Mesa del Sol Golf Club – Yuma, Arizona *

•	Fox Meadow Country Club – Medina, Ohio

•	Signature Golf Course – Solon, Ohio

•	Weymouth Country Club – Medina, Ohio

•	Painted Hills Golf Course – Kansas City, Kansas *

•	Royal Meadows Golf Course – Kansas City, Missouri *

*	Mesa del Sol Golf Club, Painted Hills Golf Course and Royal Meadows Golf Course are public golf courses. The remaining Premier Properties are private golf courses.

At closing, we leased each of the Premier Properties back to Premier under triple-net leases with initial terms of 20 years and four five-year renewal options. The leases are cross-defaulted among themselves and with the EAGL golf properties we acquired on November 20, 2006. The aggregate minimum annual rent for the Premier Properties is approximately $4.8 million in the initial year. Additional rent is a percentage of incremental total revenue over a specified threshold.

On October 1, 2006, our board of directors declared a distribution of $0.0483 per share to stockholders of record on October 1, 2006. On October 17, 2006, our board declared a distribution of $0.0492 per share to stockholders of record on November 1, 2006. On November 8, 2006, our board declared a distribution of $0.05 per share to stockholders of record on December 1, 2006. All of the foregoing dividends will be paid by December 31, 2006.

BUSINESS

PROPERTY ACQUISITIONS

The following information on new acquisitions supplements the Property Acquisitions section, which begins on page 67 of the prospectus:

MARINAS

Marinas International

On December 22, 2006, we acquired five marina properties for an aggregate purchase price of approximately $69.4 million from subsidiaries of Marinas International pursuant to an asset purchase agreement we entered into on November 30, 2006. As part of the transaction, we also made a loan for approximately $39.2 million which is collateralized by four additional marina properties. The following table sets forth the name and location and features of the properties that we acquired or which collateralize our loans.

Fee Simple Properties:

•	Lakefront Marina – Port Clinton, Ohio (and part leasehold) – offers 470 floating slips, year round storage, and service department.

•	Sandusky Harbor Marina – Sandusky, Ohio (and part leasehold) – offers 660 floating slips, and year round storage.

Leasehold Interest Properties:

•	Beaver Creek Resort – Monticello, Kentucky – offers 275 floating slips, house, pontoon and other boat rentals.

•	Burnside Marina – Monticello, Kentucky – offers 400 slips and boat rentals.

•	Pier 121 Marina and East Hill Park – Lewisville, Texas – offers 1,007 slips, marina office and restaurant, storage, and charter boat services.

(collectively the “Marinas Properties”)

Loan Properties:

•	Emeryville Marina – Emeryville, California – offers 300 slips and a full array of services.

•	Scott’s Landing Marina – Grapevine, Texas – offers 726 slips and storage as well as member facilities.

•	Silver Lake Marina and Park – Grapevine, Texas – offers 700 slips marina office, restaurant, storage, fuel station and other amenities.

•	Twin Coves Marina and Park – Flower Mound, Texas – offers 480 slips, marina office, restaurant, store and fuel station.

The approximate federal income tax basis of the depreciable portion of the properties acquired is $64.1 million

We have extended the time of closing on additional properties and loans including the Crystal Point, Manasquan River Club, Harborage, and Harbors View properties, as well as the Paradise Cove loan, to allow Marinas International to obtain certain ground lease amendments, extensions and finalization of certain other due diligence matters. Pursuant to our agreement with Marinas International, closing is scheduled to occur on or before January 29, 2007. However, we are still in negotiations with Marinas International and certain governmental authorities for permit and ground lease assignments, extensions and consents. There can be no assurance that these negotiations will be successful. There can be no assurance that any or all of these conditions will be satisfied or, if satisfied, that the additional properties will ultimately be acquired or that the loan for Paradise Cove will be made.

Lease. We have leased the interests that we acquired in the Marinas Properties on a long-term triple-net basis to an affiliate of Marinas International. This affiliate has operated, and will operate, the Marinas Properties along with an affiliated property manager. The leases for all properties, except Burnside and Beaver Creek, have an initial term ending December 2022, with five five-year renewal options. At Burnside and Beaver Creek, the Army Corps of Engineers has conditionally approved one 10-year lease extension followed by one 15-year lease extension at both sites. The aggregate minimum annual rent for the Marinas Properties is approximately $5.7 million in the initial year. Additional rent is a negotiated percentage of incremental total revenue over a threshold. All leases are cross-defaulted.

At closing, we advanced approximately $312,000 for capital expenditures at the Pier 121 property. We have committed to additional capital expenditures of $400,000 in connection with the Pier 121 lease. No other major capital expenditures are planned for the Marinas Properties. All of the properties are adequately insured. Additional details of the loan can be found under the “Mortgage Loans and Other Loans” section of this Sticker Supplement.

Marinas International. Marinas International is a privately held company competing in the recreational marina industry founded by Marshall Funk and Stan Johnson. Marshall Funk and Stan Johnson formed Marinas International in 1984 to acquire the original marina portfolio, which has become the foundation for the present company. Marinas International is one of the top four competitors in the marina business in the U.S. Its portfolio includes marina and park locations on inland lakes as well as the coast. Marshall Funk has been involved in the marina industry for the past thirty years, first as the President of Lakeside Management Company and presently a Managing Partner in Marinas International. Prior to joining Marinas International, Stan Johnson was a real estate professional with a Masters of Business Administration from Southern Methodist University, who built and later sold a successful real estate company specializing in lake front properties and development. Prior to our acquisition of the Marinas Properties, none of Marinas International, or its subsidiaries or affiliates, was related to us, affiliated with us or a partner in our business.

Competition. Our prospectus contains a discussion of the general competitive factors affecting marinas. The following discussion describes specific competition at each of the Marina Properties. Lakefront Marina and Sandusky Harbor Marina compete directly with the large number of similar marinas on the southern shore of Lake Erie. These two marinas are larger than most of their competition and have direct lake access which we believe gives them an advantage over competitors. Beaver Creek Resort and Burnside Marina are both located on Lake Cumberland in Kentucky. These marinas compete primarily with one marina on Lake Cumberland that has similar pricing and amenities. Pier 121 Marina and East Hill Park are located on Lake Lewisville in the Dallas/Fort Worth area. Pier 121 and East Hill Park have four direct competitors on Lake Lewisville and competes generally with other marinas on the numerous lakes in the area.

GOLF COURSES:

Premier Golf – Premier Properties

On December 22, 2006, we acquired seven golf courses from affiliates of Premier Golf Management, Inc. (“Premier Golf”), a golf course investment and management company, for a purchase price of $58.0 million (the “Premier Properties”). All of the Premier Properties feature an 18-hole golf course and, generally, a golf range, a practice facility and a clubhouse that includes a pro shop and a restaurant. An affiliate of Premier Golf is currently the lessee and operator of our EAGL golf properties. The following table sets forth the name and location of the Premier Properties:

•	LakeRidge Country Club – Lubbock, Texas

•	Mesa del Sol Golf Club – Yuma, Arizona *

•	Fox Meadow Country Club – Medina, Ohio

•	Signature Golf Course – Solon, Ohio

•	Weymouth Country Club – Medina, Ohio

•	Painted Hills Golf Course – Kansas City, Kansas *

•	Royal Meadows Golf Course – Kansas City, Missouri *

*	Mesa del Sol Golf Club, Painted Hills Golf Course and Royal Meadows Golf Course are public golf courses. The remaining Premier Properties are private golf courses.

The approximate federal income tax basis of the depreciable portion of the properties is $48.5 million. The properties are adequately insured, and there are no major capital expenditures planned for the properties.

Leases. At closing we leased all of the Premier Properties back to Premier under triple-net leases with initial terms of 20 years and four five-year renewal options. The leases are cross-defaulted among themselves and with the EAGL Properties we acquired on November 20, 2006. The aggregate minimum annual rent for the Premier Properties is approximately $4.8 million in the initial year. Additional rent is a percentage of incremental total revenue over a specified threshold.

Premier Golf. Premier Golf, which was founded by Bob Williams in 2002, currently owns and operates approximately 20 golf courses. Mr. Williams has 30 years of experience in the golf industry, working with ClubCorp and American Golf Corporation before forming Golf Enterprises, Inc. in 1993. Mr. Williams serves as Chairman of EAGL Golf, which was acquired by Premier Golf in November 2006. In November 2006, we acquired from and leased back to EAGL Golf six golf courses, as described more fully in our Prospectus Supplement No. Four dated December 7, 2006 under the section entitled “Business — Property Acquisitions — Golf Course — EAGL Golf Courses and Cowboys Golf Partnership Interest.” An affiliate of Premier Golf is currently the lessee and operator of our EAGL golf properties. Prior to our acquisition of the EAGL golf properties, none of EAGL Golf, Premier Golf Management, Inc., or any of its subsidiaries or affiliates, was related to us, was affiliated with us or was a partner in our business.

Competition. Our prospectus contains a general discussion of competition in the golf sector. Each of the Premier Properties compete directly with at least three other courses that are priced similarly or that generally have similar dues structures and have similar courses.

The following information updates the Mortgage Loans and Other Loans section, which begins on page 94 of the prospectus:

MORTGAGE LOANS AND OTHER LOANS

On December 22, 2006, in connection with the acquisition of the Marinas Properties we made a loan for $39.2 million collateralized by four properties: Emeryville Marina in Emeryville, California; Scott’s Landing Marina in Grapevine, Texas; Silver Lake Marina and Park in Grapevine, Texas; and Twin Coves Marina and Park in Flower Mound, Texas (the “Marinas Loan”). The Marinas Loan has a fifteen year term. The four co-borrowers are subsidiaries of Marinas International and the individual notes under the loan are cross-defaulted and cross collateralized. During the first three years of each loan, interest only payments will be due monthly in arrears at an interest rate of 9.0% per annum. Beginning in the fourth year, equal monthly payments of principal and interest under each loan will be payable in accordance with a twenty-year amortization schedule. At maturity, in addition to the entire unpaid principal balance, accrued and unpaid interest and any other sums due thereunder, Marinas International is obligated to pay the holder of each loan an exit fee equal to the aggregate of monthly interest payments that would have been payable if the interest rate had been 10.25% per annum rather than 9.0% during the entire term of the loan. If the loan is prepaid prior to maturity the exit fee would increase to equal the aggregate of monthly interest payments that would have been payable under such loan if the interest rate had been 11.0% per annum rather than 9.0%. The two principals of Marinas International have made an unlimited guarantee for certain loan obligations. The loan may be prepaid at any time after the fourth year, except for an allocated portion of the loan for two properties which may be prepaid at any time, subject to the payment of the prepayment exit fee described above. The loan may be accelerated and become due and payable upon customary events of default.

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